Issuer Free-Writing Prospectus Filed
Pursuant to Rule 433
Dated April 26, 2010
Registration Statement No. 333-166300
Supplementing Preliminary Prospectus Supplement
Dated April 26, 2010 and
Prospectus Dated April 26, 2010
For Immediate Release

Contact:	Patrick A. Reynolds Director of Investor Relations (706) 649-4973
Synovus Announces Ongoing Elements of Capital Plan
and Announces Rights Plan
April 26, 2010 — Synovus Financial Corp. (NYSE: SNV) today announced ongoing elements of its Capital Plan, consisting of initiatives expected to increase its Tier 1 common equity by approximately $630 million and improve its Tier 1 common equity ratio to 8.50%.
The initiatives announced today include:
•	a public offering of $400 million of common stock;

•	a public offering of $200 million of tangible equity units, or “tMEDS” (consisting of prepaid common stock purchase contracts (recorded as equity) and junior subordinated amortizing notes (recorded as debt)), and

•	an offer to exchange up to 97 million shares of Synovus common stock for any and all outstanding 5.125% Subordinated Notes Due 2017.
“These offerings and the exchange offer are ongoing steps in our previously announced plan to strengthen our capital position,” said Richard Anthony, Synovus Chairman and CEO. “Additional capital will contribute to our ability to come out of this cycle soon and take advantage of future opportunities that arise from an evolving financial services landscape.”
Synovus believes that upon completion of these initiatives, it will:
•	possess a capital structure, and related regulatory capital ratios, that will better align with evolving industry and regulatory standards;

•	possess a capital cushion that will improve its ability to absorb additional losses that it could face under worsening economic conditions;

•	enjoy greater operational and strategic flexibility, which could, among other things, better position it to take advantage of potential opportunities to improve and grow its business over time; and

•	be better positioned to possibly repay TARP as credit metrics improve.
Synovus also announced a rights plan today intended to preserve substantial tax benefits for the company and its shareholders.

Common Stock and tMEDS Offerings
Proceeds from the common stock and tMEDS offerings will be used for working capital and general corporate purposes. The underwriters of the respective offerings will have an option to purchase up to an additional 15% of the offered amount of common stock and tMEDS sold in the offerings.
Exchange Offer
We have launched an offer to exchange up to 97 million shares of our common stock for any and all of our outstanding 5.125% Subordinated Notes due 2017, which we originally issued in 2005 in aggregate principal amount of $450 million. The exchange offer is currently expected to close on or about May 21, 2010.
Rights Plan
Synovus’ Board of Directors has adopted a shareholder rights plan designed to preserve substantial tax assets. This plan is similar to tax benefit preservation plans adopted by other public companies with significant tax attributes.
Synovus’ tax attributes include net operating losses, capital losses and certain built-in losses that it could utilize in certain circumstances to offset taxable income and reduce its federal income tax liability.
Synovus’ ability to use its tax attributes would be substantially limited if there were an “ownership change” as defined under Section 382 of the Internal Revenue Code and related Internal Revenue Service pronouncements. In general, an ownership change would occur if Synovus’ “5-percent shareholders,” as defined under Section 382, collectively increase their ownership in Synovus by more than 50 percentage points over a rolling three-year period. The shareholder rights plan is designed to reduce the likelihood that Synovus experiences such an ownership change by deterring acquisitions that would increase the holdings of existing 5-percent shareholders or cause any person or group to become a 5-percent shareholder. 5-percent shareholders generally do not include certain institutional holders, such as mutual fund companies, that hold Synovus equity securities on behalf of several individual mutual funds where no single fund owns 5 percent or more of Synovus equity securities.
As part of the plan, the Board of Directors declared a dividend of one preferred stock purchase right for each outstanding share of Synovus common stock. The preferred stock purchase rights will be distributable to shareholders of record as of April 29, 2010, as well as to holders of common stock issued after that date, but would only be activated if triggered by the plan and will not trade separately from Synovus’ common stock until that time.
Synovus’ Board of Directors has the discretion to exempt any acquisition of company securities from the provisions of the shareholder rights plan. The plan may be terminated by the Board at any time prior to the preferred stock purchase rights being triggered.
The issuance of the preferred stock purchase rights will not affect Synovus’ reported earnings per share and is not taxable to Synovus or its shareholders.
For more information regarding the shareholder rights plan, please see the Current Report on Form 8-K filed by Synovus with the SEC on April 26, 2010 and the Registration Statement on Form 8-A that Synovus will file with the SEC on or about April 29, 2010, each of which is, or will be, available on the SEC’s website at www.sec.gov.

About Synovus
Synovus is a financial services holding company with over $32 billion in assets based in Columbus, Georgia. Synovus provides commercial and retail banking, as well as investment services, to customers through 327 offices and 461 ATMs in Georgia, Alabama, South Carolina, Florida and Tennessee. The company focuses on its unique decentralized customer delivery model, position in high-growth Southeast markets and commitment to being a great place to work to ensure unparalleled customer experiences.
About this Press Release
This press release is for informational purposes only and is not an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Forward-Looking Statements
This press release and certain of our other filings with the Securities and Exchange Commission contain statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by the forward- looking statements in this press release and our filings with the Securities and Exchange Commission. Many of these factors are beyond Synovus’ ability to control or predict. Factors that could cause actual results to differ materially from those contemplated in this press release and our filings with the Securities and Exchange Commission include: (1) further deterioration in credit quality, particularly in residential construction and development loans, may continue to result in increased non-performing assets and credit losses, which will adversely impact our earnings and capital; (2) declining values of residential real estate may result in further write-downs of assets, which may increase our credit losses and negatively affect our financial results; (3) continuing weakness in the residential real estate environment may negatively impact our ability to liquidate non-performing assets; (4) the impact on our borrowing costs, capital cost and our liquidity due to adverse changes in our current credit ratings; (5) our ability to manage fluctuations in the value of our assets and liabilities to maintain sufficient capital and liquidity to support our operations; (6) restrictions or limitations on access to funds from subsidiaries, thereby restricting our ability to make payments on our obligations or dividend payments; (7) continuing deterioration in general economic conditions and conditions in the financial markets; (8) the risk that the allowance may prove to be inadequate or may be negatively affected by credit risk exposures; (9) changes in the interest rate environment which may increase funding costs and reduce earning assets yields, thus reducing margins; (10) risks associated with the concentration of our non-performing assets in certain geographic regions and with affiliated borrowing groups; (11) the risk that we may be required to seek additional capital to satisfy applicable regulatory standards and pressures; (12) the risk that, as we pursue alternatives to bolster our capital position, such capital may not be available to us on favorable terms, if at all; (13) the impact of recent and proposed changes in governmental policy, laws and regulations, including proposed and recently enacted changes in the regulation of banks and financial institutions, or the interpretation or application thereof, including restrictions, increased capital requirements, limitations and/or penalties arising from banking, securities and insurance laws regulations and examinations; (14) the impact on Synovus’ financial results, reputation and business if Synovus is unable to comply with all applicable federal and state regulations and applicable memoranda of understanding, other supervisory actions and any necessary capital initiatives; (15) risks associated with litigation; (16) the risk that we will not be able to complete the proposed charter consolidation or, if completed, realize the anticipated benefits of the proposed charter consolidation; (17) the volatility of our stock price; (18) the risk that Synovus could have an “ownership change” under Section 382 of the Internal Revenue Code, which could impair Synovus’ ability to timely and fully utilize net operating losses and built-in losses that may exist when such “ownership change” occurs and (19) the other factors set forth in Synovus’ filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. We do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.
Synovus has filed a registration statement (including a prospectus) with the SEC for the common stock and tMEDS offerings. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement and other documents that Synovus has filed with the SEC for more complete information about Synovus and these offerings. You may obtain these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, Synovus, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling toll-free 1-866-430-0686.